Exhibit 99.1

NEW YORK STOCK EXCHANGE LISTING

For Immediate Release	December 19, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE:RIOM, DB Frankfurt: MS2) announces that it has been approved for listing on the New York Stock Exchange.

The Company anticipates that its common shares will open for trading on the NYSE Friday, December 21, 2012 under the ticker symbol “RIOM”. Streicher & Co. is the Designated Market Maker for Rio Alto’s shares.

Rio Alto is a Canadian gold mining company that owns the 21,000 ha La Arena gold / copper project located in Peru’s most prolific gold mining district. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
Director & CFO

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: +1 604 628 1401
Phone: +511 625 9900	Fax: +1 866 393 4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com